UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A
Amendment No. 1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Pet DRx Corporation
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

27876C107
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Shahe Sinanian, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-9200

February 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

CUSIP No. 27876C107	13D/A

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	4.SOURCE OF FUNDS WC (SEE ITEM 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ❒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES	7.	SOLE VOTING POWER 384,391 shares (1)

BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0 (See Item 5)

EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 384,391 shares (1)

WITH	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,391 shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)

14.	TYPE OF REPORTING PERSON PN

(1)	Does not include the Notes and Warrants acquired by Wynnefield Partners Small Cap Value, L.P., which are not convertible into shares of Common Stock until after the Stockholder Approval. See Item 5.

1 of 12

CUSIP No. 27876C107	13D/A

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	4.SOURCE OF FUNDS WC (SEE ITEM 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ❒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES	7.	SOLE VOTING POWER 529,800 shares (1)

BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0 (See Item 5)

EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 529,800 shares (1)

WITH	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,800 shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (1)

14.	TYPE OF REPORTING PERSON PN

(1)	Does not include the Notes and Warrants acquired by Wynnefield Partners Small Cap Value, L.P. I, which are not convertible into shares of Common Stock until after the Stockholder Approval. See Item 5.

2 of 12

CUSIP No. 27876C107	13D/A

1.	NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	4.SOURCE OF FUNDS WC (SEE ITEM 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ❒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES	7.	SOLE VOTING POWER 1,767,154 shares (See Item 5)

BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0 (See Item 5)

EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 1,767,154 shares (See Item 5)

WITH	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,154 shares (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (See Item 5)

14.	TYPE OF REPORTING PERSON CO

3 of 12

CUSIP No. 27876C107	13D/A

1.	NAME OF REPORTING PERSON: Wynnefield Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	4.SOURCE OF FUNDS AF (SEE ITEM 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ❒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES	7.	SOLE VOTING POWER 919,191 shares (1)

BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- (See Item 5)

EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 919,191 shares (1)

WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,191 shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (1)

14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)
 Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. This amount does not include the Notes and Warrants acquired by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I, which are not convertible into shares of Common Stock until after the Stockholder Approval.  See Item 5.

4 of 12

CUSIP No. 27876C107	13D/A

1.	NAME OF REPORTING PERSON: Wynnefield Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	4.SOURCE OF FUNDS AF (SEE ITEM 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ❒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELWARE

NUMBER OF SHARES	7.	SOLE VOTING POWER 1,767,154 shares (1) (See Item 5)

BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- (See Item 5)

EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 1,767,154 shares (1) (See Item 5)

WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,154 shares (1) (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (See Item 5)

14.	TYPE OF REPORTING PERSON CO

(1)	Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

5 of 12

CUSIP No. 27876C107	13D/A

1.	NAME OF REPORTING PERSON: Nelson Obus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	4.SOURCE OF FUNDS AF (SEE ITEM 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ❒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7.	SOLE VOTING POWER 2,686,345 shares (1)

BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- (See Item 5)

EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 2,686,345 shares (1)

WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,345 shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (1)

14.	TYPE OF REPORTING PERSON IN

(1)
Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd. because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund).  The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement. This amount does not include the Notes and Warrants acquired by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I, which are not convertible into shares of Common Stock until after the Stockholder Approval.  See Item 5.

6 of 12

CUSIP No. 27876C107	13D/A

1.	NAME OF REPORTING PERSON: Joshua Landes

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	4.SOURCE OF FUNDS AF (SEE ITEM 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ❒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7.	SOLE VOTING POWER 2,686,345 shares (1)

BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- (See Item 5)

EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 2,686,345 shares (1)

WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,345 shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (1)

14.	TYPE OF REPORTING PERSON IN

(1)
Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd., because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield  Small Cap Value Offshore Fund, Ltd.).  The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement. This amount does not include the Notes and Warrants acquired by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I, which are not convertible into shares of Common Stock until after the Stockholder Approval.  See Item 5.

7 of 12

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Pet DRx Corporation (the “Issuer”).  This Amendment amends and supplements the Items set forth below of the Wynnefield Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on October 6, 2008 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein with the same meaning.

Item 3. Source and Amount of Funds or Other Consideration.

On February 4, 2009, in accordance with the terms of the Purchase Agreement dated as of January 21, 2009 (incorporated herein by reference as Exhibit B, the “Purchase Agreement”), the Issuer issued to Wynnefield Partners: (a) 12% Senior Convertible Notes (the “Notes”) in an aggregate principal amount of $250,000, initially convertible into an aggregate of 25,000 shares of Common Stock based on an initial conversion price of $10.00 per share; and (b) warrants (“Warrants”) to purchase up to 576,423 shares of Common Stock, at an exercise price of $0.10 per share.

On February 4, 2009, in accordance with the terms of the Purchase Agreement, the Issuer issued to Wynnefield Partners I: (a) the Notes in an aggregate principal amount of $250,000, initially convertible into an aggregate of 25,000 shares of Common Stock; and (b) warrants to purchase up to 576,423 shares of Common Stock, at an exercise price of $0.10 per share.

On March 24, 2009 and April 3, 2009, the Wynnefield Reporting Persons purchased an aggregate of 1,273,691 shares of Common Stock in open market transactions.  On April 2, 2009, Wynnefield Offshore sold a common stock warrant to acquire 1,538,500 share of Common Stock for $15,385 in the open market.

The Common Stock, the Notes and Warrants held by the Wynnefield Reporting Persons and the Common Stock underlying the Notes and Warrants are hereinafter referred to collectively as the “Securities.”

The aggregate purchase price paid for the Notes and Warrants was equal to the aggregate principal amount of the Notes. The source of funds for the Securities purchased was the working capital of the Funds.

Item 4. Purposes Of Transaction.

The Wynnefield Reporting Persons acquired the Securities for investment purposes in the ordinary course of business because they believe the Securities represent an attractive investment opportunity.  The Wynnefield  Reporting Persons expect to acquire additional shares of Common Stock via open-market transactions.  However, there is no timetable or pre-arranged plan related to the purchase of additional shares of Common Stock.  Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

No Wynnefield Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item 4 of  Schedule  13D  except as set  forth  herein  or such as would  occur  upon completion of any of the actions  discussed above. The Wynnefield Reporting Persons reserve the right to change their plans and intentions at any time as they deem appropriate. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

8 of 12

Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

Item 5. Interests in Securities of the Issuer.

(a) - (c) The Wynnefield Reporting Persons are the record owners of 2,676,345 shares of Common Stock and a warrant to purchase 10,000 shares of Common Stock. Wynnefield Partners is the record owner of $250,000 aggregate principal amount of the Notes, which are convertible, at the option of the holder at any time after the date on which stockholder approval of the issuance of Common Stock under the Notes and Warrants (“Stockholder Approval”) is obtained, into 25,000 shares of Common Stock. Wynnefield Partners is the record owner of Warrants to purchase up to 576,423 shares of Common Stock, which are exercisable at the option of the holder at any time after the date of Stockholder Approval for an exercise price of $0.10 per share. The number of shares of Common Stock purchasable upon exercise of Warrants and the exercise price are subject to adjustment as described in the form of such Warrants (incorporated by reference herein as Exhibit C).

Wynnefield Partners I is the record owner of $250,000 aggregate principal amount of the Notes, which are convertible, at the option of the holder after the date of Stockholder Approval, into 25,000 shares of Common Stock. Wynnefield Partners I is the record owner of Warrants to purchase up to 576,423 shares of Common Stock, which are exercisable at the option of the holder at any time after the date of Stockholder Approval for an exercise price of $0.10 per share

The Wynnefield Reporting Persons do not know if or when Stockholder Approval will occur. The holders of the Notes may require the Issuer to redeem the Notes at the outstanding principal amount plus the applicable premium (i) upon the occurrence of a “change of control,” as defined in the Notes (incorporated by reference herein as Exhibit D) and (ii) if the Issuer fails to obtain Stockholder Approval on or before October 31, 2009. Additionally, if the Issuer fails to obtain Stockholder Approval on or before October 31, 2009, or if an “event of default” (as defined in the Notes) occurs prior to the date of such approval, the holders of Warrants have the right to force redemption of such Warrants at a price per Warrant equal to the average market price of the Common Stock for the five trading days ending October 31, 2009, less the applicable exercise price.

As of April 6, 2009, the Wynnefield Reporting Persons beneficially owned in the aggregate, 2,686,345 shares of Common Stock constituting approximately 11.3% of the outstanding shares of Common Stock (not including the Notes or Warrants).

All percentages set forth in this Amendment are based on the Issuer's report on Form 10-K for the year fiscal ended December 31, 2008, as filed with the SEC on March 31, 2009, as to the number of outstanding shares of Common Stock (23,660,460).

9 of 12

The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Reporting Persons listed.  These amounts exclude the Notes and Warrants acquired by Wynnefield Partners and Wynnefield Partners I, which are not convertible into shares of Common Stock until after the Stockholder Approval.  In accordance with Rule 13d-3 of the Securities Exchange Act, the amounts include shares the Wynnefield Reporting Persons may acquire within the next sixty days pursuant to exercisable warrants, as to which shares the Wynnefield Reporting Persons may deemed to have beneficial ownership.

Name	Number of Shares	Approximate Percentage of Outstanding Shares

Wynnefield Partners	389,391	1.6%
Wynnefield Partners I	529,800	2.2%
Wynnefield Offshore	1,767,154	7.5%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.  WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own.  Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Offshore beneficially owns.  WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Offshore beneficially owns.

Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own.  Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder.  If the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 2,686,345 shares of Common Stock, constituting approximately 11.3% of the outstanding shares of Common Stock.

The filing of this Amendment and the inclusion of information herein with respect to Messrs. Obus and Landes shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

10 of 12

To the best knowledge of the Wynnefield Reporting Persons, except as described herein, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Reporting Persons may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Reporting Persons; and the Wynnefield Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

   During the past sixty days, the Wynnefield Reporting Persons effected the following purchases and sales of shares of Common Stock and Warrants in open market transactions:

Name	Date	Number of Shares Purchased	Number of Warrants Sold	Price
Wynnefield Partners	04-03-2009	107,276		$0.20
Wynnefield Partners	03-24-2009	114,015		$0.20

Wynnefield Partners I	04-03-2009	140,000		$0.20
Wynnefield Partners I	03-24-2009	114,015		$0.20

Wynnefield Offshore	04-03-2009	105,900		$0.20
Wynnefield Offshore	04-02-2009		1,538,500	$0.01
Wynnefield Offshore	03-24-2009	342,099		$0.20

(d)           No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

To the best knowledge of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, or any general partner, executive officer or director thereof, as applicable, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

11 of 12

Item 7.  Material to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit A –	Joint Filing Agreement dated as of October 3, 2008 (previously filed as Exhibit A to Schedule 13D filed with respect to the Issuer on October 6, 2008, incorporated herein by reference).

Exhibit B –	Purchase Agreement, dated January 21, 2009, by and among the Issuer and the investors identified on the schedules thereto (field herewith).

Exhibit C –	Form of Warrant to Purchase Shares of Common Stock (previously filed as Exhibit 10.2 to Form 8-K filed by the Issuer on January 27, 2009, incorporated herein by reference).

Exhibit D –	Form of 12% Senior Convertible Note (previously filed as Exhibit 10.1 to Form 8-K filed by the Issuer on January 27, 2009, incorporated herein by reference).

12 of 12

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

Dated: April 7, 2009	By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

**Exhibit B**

EXECUTION COPY

# PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT ("Agreement") is made as of the 21st day of January, 2009 by and among Pet DRx Corporation, a Delaware corporation (the "Company"), and the Investors set forth on Schedule I, Schedule II and Schedule III attached hereto (each an "Investor" and collectively the "Investors").

## Recitals

A. The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D ("Regulation D"), as promulgated by the U.S. Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended;

B. The Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, upon the terms and conditions stated in this Agreement, (i) up to $6,500,000 in aggregate principal amount of the 12% Senior Convertible Notes in the form attached hereto as Exhibit A (the "Notes"), which Notes are convertible into 650,000 shares of the Company's Common Stock, par value $0.0001 per share (together with any securities into which such shares may be reclassified the "Common Stock"), at a conversion price of $10.00 per share (subject to adjustment as provided therein), and (ii) warrants to purchase an aggregate of up to 15,000,000 shares of Common Stock (subject to adjustment as provided therein) at an exercise price of $0.10 per share (subject to adjustment as provided therein) in the form attached hereto as Exhibit B (the "Warrants"); and

C. In connection with the foregoing, the Company is executing and delivering (i) a Security Agreement, in the form attached hereto as Exhibit C (the "Security Agreement"), pursuant to which the Company will agree to grant to the Collateral Agent, for the benefit of the Investors, a first-priority security interest in all or substantially all of the assets of the Company and (ii) a Pledge Agreement, in the form attached hereto as Exhibit D (the "Pledge Agreement" and, together with the Security Agreement, the "Security Documents"), pursuant to which the Company will agree to pledge a first-priority security interest in the capital stock of Pet DRx Veterinary Group, Inc., a Delaware corporation, to the Collateral Agent, for the benefit of the Investors.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings set forth below:

3738762_19.DOC

"Affiliate" means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common control with, such Person.

"Agents" has the meaning set forth in Section 8.

"Business Day" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

"Camden" means Camden Partners Strategic Fund III, L.P., Camden Partners Strategic Fund III-A, L.P. and any of their Affiliates.

"Collateral Agent" shall mean Galen Partners IV, L.P., or its successor then serving in such capacity. The Collateral Agent shall at all times be the same person that is the Majority Holder Representative.

"Company's Knowledge" means the actual knowledge of the executive officers (as defined in Rule 405 under the 1933 Act) of the Company.

"Control" (including the terms "controlling", "controlled by" or "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Conversion Shares" means the shares of Common Stock issuable upon conversion of the Notes.

"DVM Acquisition Notes" means certain promissory notes in existence on the date hereof issued to doctors of veterinary medicine by the Company and/or any of its Affiliates in connection with the acquisition by the Company of such doctors' respective veterinary practice.

"Galen" means Galen Partners IV, L.P., Galen Partners International IV, L.P., Galen Employee Fund IV, L.P. or any of their respective Affiliates.

"Majority Holder Representative" shall mean Galen Partners IV, L.P., or its successor then serving in such capacity.

"Majority Holders" means the Required Investors; provided, however, that if none of the Required Investors holds the applicable Threshold Amount, then the term "Majority Holders" shall refer to the Holders of a majority of the principal amount of the Company Notes issued pursuant to this Agreement then outstanding; provided further, however, that upon the conversion of all Notes into Conversion Shares, the term "Majority Holders" shall refer to the original owners of a majority of the Warrants then outstanding. Any consent or approval of, or other notice or instruction from, the Majority Holders shall be evidenced by the signature of an

3738762_19.DOC

-2-

"SEC Filings" has the meaning set forth in Section 4.6.

"Securities" means the Notes, the Warrants, the Conversion Shares and the Warrant Shares.

"Short Sales" include, without limitation, (i) all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, "put equivalent positions" (as defined in Rule 16a-1(h) under the 1934 Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or foreign regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

"Standstill Provision" means a provision to be included in certain DVM Acquisition Notes that will provide, in substance, that the payment of principal and interest on such DVM Acquisition Notes will be suspended upon the occurrence of any (i) failure by the Company, on a consolidated basis with its Subsidiaries, to generate positive Modified Operating Cash Flow (as defined in the Notes) or (ii) failure by the Company to generate positive cash flow from operations after required debt service for any fiscal quarter in 2009 after the fiscal quarter ending March 31, 2009; provided, that such suspension will continue until such time as the Company shall have certified to the holders of such DVM Acquisition Notes that the Company, on a consolidated basis with its Subsidiaries, has generated positive cash flow from operations after required debt service for two consecutive calendar months.

"Stockholder Approval" has the meaning set forth in Section 7.10.

"Subsidiary" of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

"Threshold Amount" means (i) with respect to Galen, an amount equal to at least $1,500,000 principal amount of the Company Notes issued to Galen pursuant to this Agreement and (ii) with respect to Camden, an amount equal to at least $750,000 principal amount of the Company Notes issued to Camden pursuant to this Agreement.

"Trading Day" means (i) a day on which the Common Stock is listed or quoted and traded on its Principal Trading Market, or (ii) if the Common Stock is not listed on a Trading Market (other than the OTC Bulletin Board), a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not quoted on any Trading Market, a day on which the Common Stock is quoted in the over-the-counter market as reported in the "pink sheets" by Pink Sheets LLC (or any similar organization or agency succeeding to its functions of reporting prices); *provided*, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

3738762_19.DOC

-4-

"Trading Market" means whichever of the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

"Transaction Documents" means this Agreement, the Notes, the Warrants, the Security Documents and the New Financing Registration Rights Agreement.

"Warrant Shares" means the shares of Common Stock issuable upon the exercise of the Warrants.

"1933 Act" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

"1934 Act" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

2. Purchase and Sale of the Notes and the Warrants. Subject to the terms and conditions of this Agreement, on each Closing Date, the Company shall, in exchange for the Purchase Price as specified in Section 3 below, sell and issue, and the following parties shall severally, and not jointly, purchase: (a) on the First Closing Date, the aggregate amount of Three Million Dollars ($3,000,000) of Notes and the Warrants to purchase 6,923,076.92 shares of Common Stock to Galen and Camden, in the individual respective amounts set forth opposite such Investors' names on Schedule I attached hereto (the "Group A Investors"), (b) on the Second Closing Date, the aggregate amount of Two Million Dollars ($2,000,000) of the Notes and the Warrants to purchase 4,615,384.62 shares of Common Stock to certain accredited investors, which have been mutually-agreed upon by the Company, Galen and Camden, in the individual respective amounts set forth opposite such Investors' names to be listed on Schedule II attached hereto (the "Group B Investors") and (c) on the Third Closing Date, up to an aggregate amount of One Million Five Hundred Thousand Dollars ($1,500,000) of the Notes and the Warrants to purchase up to 3,461,538.46 shares of Common Stock to certain Additional Investors (as defined in Section 7.8 hereof), in the individual respective amounts set forth opposite such Investors' names to be listed on Schedule III attached hereto (the "Group C Investors"); it being agreed and understood that Galen and Camden shall have the right to approve or deny (i) the participation of any proposed Group B Investor that has not received the prior approval of Galen and Camden, (ii) the amounts to be invested by any Group B Investor if such Group B Investor's proposed investment would be greater than $500,000 or (iii) the participation of any Group C Investor and the respective amounts to be invested by such Group C Investor as provided in Section 7.8 hereof.

3. Closing.

3.1 The First Closing. Subject to the terms and conditions of this Agreement, the Company shall deliver to the Group A Investors the Notes and the Warrants, registered in such name or names as the Group A Investors may designate, upon payment in full of the specified portion of the Purchase Price set forth on Schedule I to the Company by the

3738762_19.DOC -5-

Group A Investors. Each Group A Investor's pro rata portion of the Purchase Price is set forth on Schedule I attached hereto. The first closing (the "First Closing") of the purchase and sale of the Notes and the Warrants shall take place at the offices of Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York 10036, at 10:00 a.m., New York, New York, time on January 21, 2009 (the "First Closing Date") or at such other location and on such other date as the Company and the Group A Investors shall mutually agree.

3.2 The Second Closing. Subject to the terms and conditions of this Agreement, including the Company's acceptance of the applicable Group B Investor's subscription for Securities, the Company shall deliver to the Group B Investors the Notes and the Warrants, registered in such name or names as the Group B Investors may designate, upon payment in full of the specified portion of the Purchase Price set forth on Schedule II to the Company by the Group B Investors. Each Group B Investor's pro rata portion of the Purchase Price will be set forth on Schedule II attached hereto. This second closing (the "Second Closing") of the purchase and sale of the Notes and Warrants shall take place at such location and on such date (the "Second Closing Date") as the Company and the Group B Investors shall mutually agree; provided, however, that the Second Closing shall in no event occur later than February 2, 2009 without the consent of Galen and Camden.

3.3 The Third Closing. Subject to the terms and conditions of this Agreement, including the Company's acceptance of the applicable Group C Investor's subscription for securities, the Company shall deliver to the Group C Investors the Notes and the Warrants, registered in such name or names as the Group C Investors may designate, upon payment in full of the specified portion of the Purchase Price set forth on Schedule III to the Company by the Group C Investors. Each Group C Investor's pro rata portion of the Purchase Price will be set forth on Schedule III attached hereto. This third closing (the "Third Closing") of the purchase and sale of the Notes and Warrants shall take place at such location and on such date (the "Third Closing Date") as the Company and the Group C Investors shall mutually agree; provided, however, that the Third Closing shall in no event occur later than March 2, 2009 without the consent of Galen and Camden.

The First Closing Date, the Second Closing Date and the Third Closing Date shall be sometimes referred to herein as a "Closing Date", and the First Closing, the Second Closing and the Third Closing shall be sometimes referred to herein as a "Closing".

4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors that, except as set forth in the schedules delivered herewith (collectively, the "Disclosure Schedules"):

4.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own its properties. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless the failure to so qualify has not

3738762_19.DOC

-6-

had and could not reasonably be expected to have a Material Adverse Effect. The Company's Subsidiaries are listed on Schedule 4.1 hereto.

4.2 Authorization. The Company has full corporate power and authority and has taken all requisite action on the part of the Company, its officers, directors and stockholders necessary for (i) the authorization, execution and delivery of the Transaction Documents, (ii) the authorization of the performance of all obligations of the Company hereunder, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Notes and Warrants; provided, however, that the Investors hereby acknowledge and agree the issuance and reservation for issuance of the shares of Common Stock and/or Preferred Stock issuable upon the conversion of the Notes or exercise of the Warrants is subject to the receipt by the Company of the Stockholder Approval in accordance with Section 7.10 below. When delivered in accordance with the terms hereof, the Transaction Documents will constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

4.3 Capitalization. Except as set forth in the Company's SEC Filings, the Company does not have outstanding any options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, shares of its capital stock or any such options, rights, convertible securities or obligations. Except as set forth in the Company's SEC Filings and the New Financing Registration Rights Agreement, the voting provision contained in Section 5.2 hereof and the voting agreements contemplated by Section 7.10 hereof, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the securityholders of the Company relating to the securities of the Company held by them.

Except as set forth in the Company's SEC Filings, the Company does not have outstanding stockholder purchase rights or "poison pill" or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events.

4.4 Valid Issuance. Upon receipt of the Stockholder Approval, the Conversion Shares will be duly and validly authorized and, when issued upon the due conversion of the Notes, will be validly issued, fully paid and nonassessable, and shall be free and clear of all encumbrances and restrictions (other than those created by the Investors), except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws. Upon receipt of the Stockholder Approval, the Warrants will be duly and validly authorized. The Warrant Shares have been duly and validly authorized and, when issued upon the due exercise of the Warrants, will be validly issued, fully paid and non-assessable free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws and except for those created by the Investors. From and after the date of the receipt of the Stockholder Approval, the Company will have reserved a sufficient number of shares of Common Stock for issuance upon the conversion of the Notes and upon exercise of the Warrants, free and clear of all encumbrances

3738762_19.DOC -7-

and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws and except for those created by the Investors.

4.5 Consents. The execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Securities require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than filings that have been made pursuant to applicable state securities laws and post-sale filings pursuant to applicable state and federal securities laws and Nasdaq regulations which the Company undertakes to file within the applicable time periods. Subject to the accuracy of the representations and warranties of each Investor set forth in Section 5.1 hereof, the Company has taken all action necessary to exempt (i) the issuance and sale of the Securities, (ii) the issuance of the Conversion Shares upon the due conversion of the Notes and the issuance of the Warrant Shares upon due exercise of the Warrants, and (iii) the other transactions contemplated by the Transaction Documents from the provisions of any stockholder rights plan or other "poison pill" arrangement, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties may be subject and any provision of the Company's Certificate of Incorporation or Bylaws that is or could reasonably be expected to become applicable to the Investors as a result of the transactions contemplated hereby, including without limitation, the issuance of the Securities and the ownership, disposition or voting of the Securities by the Investors or the exercise of any right granted to the Investors pursuant to this Agreement or the other Transaction Documents.

4.6 Delivery of SEC Filings; Business. The Company has made available to the Investors through the IDEA and EDGAR systems, true and complete copies of the Company's most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "10-K"), and all other reports filed by the Company pursuant to the 1934 Act, including pursuant to Section 13(a) or 15(d) thereof, since the filing of the 10-K and prior to the date hereof (collectively, the "SEC Filings").

4.7 Use of Proceeds. The net proceeds of the sale of the Notes and the Warrants hereunder shall be used by the Company and its Subsidiaries for working capital, capital expenditures, the potential acquisition of one radiology practice, repayment of indebtedness and general corporate purposes.

4.8 Certain Changes. Since September 30, 2008, except as identified and described in the SEC Filings, (i) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or disclosed in filings made with the Commission, (ii) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock (other than in connection with repurchases of unvested stock issued to employees of the Company) and (iii) the Company has not issued any equity securities to any officer, director or Affiliate, except Common Stock issued in the ordinary course as dividends on outstanding preferred stock or issued pursuant to existing Company stock

3738762_19.DOC -8-

option or stock purchase plans or executive and director compensation arrangements disclosed in the SEC Filings.

4.9 SEC Filings. At the time of filing thereof, the SEC Filings complied as to form in all material respects with the requirements of the 1934 Act and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.10 No Conflict, Breach, Violation or Default. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Securities will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under (i) the Company's Certificate of Incorporation or the Company's Bylaws, both as in effect on the date hereof (true and complete copies of which have been filed with the Commission), or (ii)(a) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company, any Subsidiary or any of their respective assets or properties, or (b) any agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary is bound or to which any of their respective assets or properties is subject, except, in the case of clause (ii) only, such breaches, violations or defaults that individually or in the aggregate would not cause a Material Adverse Effect.

4.11 Litigation. There are no pending legal actions, suits or proceedings against or affecting the Company, its Subsidiaries or any of its or their properties that has had or are reasonably expected to have a Material Adverse Effect; and to the Company's Knowledge, no such material actions, suits or proceedings have been threatened. To the Company's Knowledge, there has not been, and there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the 1933 Act or the 1934 Act.

4.12 Financial Statements. The financial statements included in each SEC Filing present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis ("GAAP") (except as may be disclosed therein or in the notes thereto, and, in the case of quarterly financial statements, as permitted by Form 10-Q under the 1934 Act); provided, however, that the unaudited financial statements are subject to normal year-end audit adjustments (which are not expected to be material) and do not contain all footnotes required under GAAP.

4.13 NASDAQ Compliance. The Common Stock is registered pursuant to Section 12(g) of the 1934 Act and is listed on the Nasdaq Capital Market (the "Nasdaq"), and the Company has not received any notification that the Commission, the Nasdaq or the Financial Industry Regulatory Authority, Inc. is contemplating terminating such registration or listing.

3738762_19.DOC

-9-

4.14 Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company, any Subsidiary or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company.

4.15 No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities.

4.16 No Integrated Offering. Neither the Company nor any person authorized by the Company, nor any Person acting on its or such authorized person's behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(2) for the exemption from registration for the transactions contemplated hereby or would require registration of the Securities under the 1933 Act.

4.17 Private Placement. Assuming the accuracy of the Investors' representations set forth in Section 5.1 hereof, the offer and sale of the Securities to the Investors as contemplated hereby is exempt from the registration requirements of the 1933 Act.

5. Representations, Warranties and Covenants of the Investors.

5.1 Representations and Warranties of the Investors. Each of the Investors hereby severally, and not jointly, represents and warrants to the Company that:

(a) Organization and Existence. If the Investor is an individual, such Investor represents and warrants that he or she has the full legal capacity to enter into this Agreement and to invest in the Securities pursuant to this Agreement. If the Investor is not an individual, such Investor is a validly existing corporation, limited partnership or limited liability company and has all requisite corporate, partnership or limited liability company power and authority to invest in the Securities pursuant to this Agreement.

(b) Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and will each constitute the valid and legally binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

(c) Purchase Entirely for Own Account. The Securities to be received by such Investor hereunder will be acquired for such Investor's own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or

3738762_19.DOC

-10-

otherwise distributing the same in violation of the 1933 Act without prejudice, however, to such Investor's right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Securities for any period of time. Such Investor is not a broker-dealer registered with the Commission under the 1934 Act or an entity engaged in a business that would require it to be so registered.

(d) Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

(e) Disclosure of Information. Such Investor has had an opportunity to receive all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities. Such Investor acknowledges receipt of copies of the SEC Filings. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, limit or otherwise affect such Investor's right to rely on the Company's representations and warranties contained in this Agreement.

(f) Restricted Securities; No Public Market. Such Investor understands that the Securities have not been, and will not be, registered under the 1933 Act, by reason of a specific exemption from the registration provisions of the 1933 Act that depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein. Such Investor understands that such Securities are "restricted securities" under applicable United States of America federal and state securities laws and that, pursuant to these laws, the Investor must hold such Securities indefinitely unless registered with the Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Such Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company that are outside of the Investor's control, and that the Company is under no obligation and may not be able to satisfy. Such Investor understands that no public market now exists for any of the Securities, and that the Company has made no assurances that a public market will ever exist for the Securities.

(g) Legends. It is understood that, except as provided below, certificates evidencing the Securities may bear the following or any similar legend:

(i) "The securities represented hereby have not been registered under the Securities Act of 1933, as amended (the "Act") and may not be transferred unless (A) such securities have been registered for sale pursuant to the Act, (B) such securities may be sold without volume restriction pursuant to Rule 144, or (C) the Company has received an opinion of counsel reasonably satisfactory to it that such transfer may lawfully be made without registration under the Act or qualification under applicable state securities laws."

3738762_19.DOC

-11-

(ii) If required by the authorities of any state in connection with the issuance of sale of the Securities, the legend required by such state authority.

(h) Accredited Investor. Such Investor is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, under the 1933 Act.

(i) No General Solicitation. Such Investor did not learn of the investment in the Securities as a result of any general solicitation or general advertising.

(j) Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company, any Subsidiary or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

(k) Prohibited Transactions. Other than with respect to the transactions contemplated herein, since the time that such Investor was first contacted by the Company or any other Person regarding the transactions contemplated hereby, neither the Investor nor any Affiliate of such Investor which (x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to such Investor's investments or trading or information concerning such Investor's investments, including in respect of the Securities, and (z) is subject to such Investor's review or input concerning such Affiliate's investments or trading (collectively, "Trading Affiliates") has directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Investor or Trading Affiliate, effected or agreed to effect any purchases or sales of the securities of the Company (including, without limitation, any Short Sales involving the Company's securities). Notwithstanding the foregoing, in the case of a Investor and/or Trading Affiliate that is, individually or collectively, a multi-managed investment bank or vehicle whereby separate portfolio managers manage separate portions of such Investor's or Trading Affiliate's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor's or Trading Affiliate's assets, the representation set forth above shall apply only with respect to the portion of assets managed by the portfolio manager that have knowledge about the financing transaction contemplated by this Agreement. Other than to other Persons party to this Agreement, such Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect short sales or similar transactions in the future.

(l) Reliance on Exemptions. Such Investor understands that the Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the 1933 Act, the rules and regulations promulgated thereunder and state securities laws and that the Company is relying upon the truth and accuracy of, and the Investor's compliance with, the representations, warranties, agreements, acknowledgments and

3738762_19.DOC

-12-

understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Securities.

(m) Investment Decision. Such Investor understands that nothing in the Agreement or any other materials presented to such Investor in connection with the purchase and sale of the Securities constitutes legal, tax or investment advice. Such Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities. Such Investor acknowledges that it has, independently and without reliance upon the Agents or any other Investor and based on such documents and information as it has deemed necessary or appropriate, made its own analysis and decision to enter into this Agreement. Such Investor also acknowledges that it will, independently and without reliance upon the Agents or any other Investor and based on such documents and information as it shall from time to time deem necessary or appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any other Transaction Document.

(n) Risk of Loss. Such Investor understands that its investment in the Securities involves a significant degree of risk, including a risk of total loss of such Investor's investment, and such Investor has full cognizance of and understands all of the risk factors related to such Investor's purchase of the Securities, including, but not limited to, those set forth under or incorporated by reference under the caption "Risk Factors" in the SEC Filings. Such Investor understands that the market price of the Common Stock has been volatile and that no representation is being made as to the future value of the Common Stock.

(o) No Government Review. Such Investor understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Securities.

(p) No Additional Representations. NONE OF THE COMPANY, ITS AFFILIATES, AND ANY OF ITS OFFICERS, DIRECTORS, SHAREHOLDERS AND ADVISERS (FINANCIAL, LEGAL OR OTHERWISE), MAKES OR HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR THE BUSINESS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR AN INVESTMENT IN THE SECURITIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH HEREIN, THE SCHEDULES ATTACHED HERETO AND THE DOCUMENTS CONTEMPLATED HEREBY.

(q) Liquidity. Such Investor has sufficient liquid assets to fund and fulfill its Purchase Price commitment by the Closing Date contemplated by Section 3 hereof.

5.2 Voting Agreement. Each Investor hereby acknowledges that the Company shall not be obligated to issue the Warrant Shares prior to receiving the Stockholder Approval. Each Investor hereby agrees if the issuance of the Conversion Shares and Warrant Shares is submitted for stockholder approval at any annual or special meeting of the Company's

3738762_19.DOC -13-

stockholders or by written consent, and such Investor beneficially owns any securities of the Company entitled to vote thereon or consent thereto, then such Investor shall (a) appear at such meeting or otherwise cause his, her or its shares of voting securities of the Company, whether now owned or hereafter acquired (together, the "Voting Securities") to be counted as present thereat, and (b) vote or to act by written consent with respect to (or cause to be voted or acted upon by written consent), (i) all Voting Securities for which the Investor is the record holder or beneficial owner at the time of such vote or action by written consent and (ii) all Voting Securities as to which the Investor at the time of such vote or action by written consent has voting control, in each case, in favor of the issuance of the Conversion Shares and Warrant Shares, and if solicited by the Company, such increase in the authorized capital as may be reasonably requested by the Company. Each Investor hereby agrees to execute such proxies, additional voting agreements, or other instruments as may be reasonably requested by Galen, Camden or the Company in connection with this Section 5.2.

6. Conditions to each Closing.

6.1 Conditions to the Investors' Obligations. The obligation of each Investor to purchase the Notes and the Warrants at each Closing is subject to the fulfillment, on or prior to such Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

(a) The representations and warranties made by the Company in Section 4 hereof qualified as to materiality shall be true and correct on such Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date, and, the representations and warranties made by the Company in Section 4 hereof not qualified as to materiality shall be true and correct in all material respects on such Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to such Closing Date.

(b) Other than the Stockholder Approval, the Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the purchase and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Documents, all of which shall be in full force and effect.

(c) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(d) The Company shall have delivered to such Investors a Certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer,

3738762_19.DOC

-14-

dated as of such Closing Date, certifying to the fulfillment of the conditions specified in subsections (a), (b), (c) and (g) of this Section 6.1.

(e) The Company shall have delivered to such Investors a Certificate, executed on behalf of the Company by its Secretary, dated as of such Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving (i) the transactions contemplated by this Agreement and the other Transaction Documents and (ii) the issuance of the Securities, certifying the current versions of the Certificate of Incorporation and Bylaws of the Company and certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company.

(f) No stop order or suspension of trading shall have been imposed by the Commission or any other governmental or regulatory body with respect to public trading in the Common Stock.

(g) The Common Stock shall not have been suspended, as of such Closing Date, by the Commission or the Principal Trading Market from trading on the Principal Trading Market nor shall suspension, as of such Closing Date, by the Commission or the Principal Trading Market have been threatened.

6.2 Conditions to Obligations of the Company.

(a) Conditions to Each Closing. The Company's obligation to sell and issue the Notes and the Warrants at each Closing is subject to the fulfillment on or prior to each Closing Date of the following conditions, any of which may be waived by the Company. The representations and warranties made by such Investors in Section 5.1 hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on such Closing Date with the same force and effect as if they had been made on and as of said date. Such Investors shall have performed in all material respects all obligations and covenants herein required to be performed by them on or prior to such Closing Date.

(b) Conditions to the First Closing. In addition to the satisfaction (or waiver) of the conditions set forth in Section 6.2(a), the Company's obligation to sell and issue the Notes and Warrants at the First Closing is subject to the delivery of the specified portion of the Purchase Price as set forth on Schedule I by the Group A Investors to the Company.

(c) Conditions to the Second Closing. In addition to the satisfaction (or waiver) of the conditions set forth in Section 6.2(a), the Company's obligation to sell and issue the Notes and Warrants at the Second Closing is subject to (i) the delivery of the specified portion of the Purchase Price as set forth on Schedule II by the Group B Investors to the Company and (ii) the Company's acceptance of the Group B Investors' subscription for the Notes and Warrants as evidenced by an executed subscription agreement delivered to the Company by each of the Group B Investors.

(d) Conditions to the Third Closing. In addition to the satisfaction (or waiver) of the conditions set forth in Section 6.2(a), the Company's obligation to sell and issue

3738762_19.DOC

-15-

the Notes and Warrants at the Third Closing is subject to (i) the delivery of the specified portion of the Purchase Price as set forth on Schedule III by the Group C Investors to the Company and (ii) the Company's acceptance of the Group C Investors' subscription for the Notes and Warrants as evidenced by an executed subscription agreement delivered to the Company by each of the Group C Investors.

7. Covenants and Agreements of the Company.

7.1 Reservation of Common Stock. From and after the date of the receipt of the Stockholder Approval, the Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of providing for the conversion of the Notes, and the exercise of the Warrants, such number of shares of Common Stock as shall from time to time equal the Conversion Shares, and the Warrant Shares.

7.2 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict with the Company's obligations to the Investors under the Transaction Documents in any material respect.

7.3 Compliance with Laws. The Company will comply in all material respects with all applicable laws, rules, regulations, orders and decrees of all governmental authorities.

7.4 Listing of Underlying Shares and Related Matters. If the Company applies to have its Common Stock or other securities traded on any stock exchange or market, it shall include in such application the Conversion Shares and the Warrant Shares and will take such other action as is necessary to cause such Common Stock to be so listed. Following any such listing, the Company will use commercially reasonable efforts to continue the listing and trading of its Common Stock on such stock exchange or market and, in accordance, therewith, will use commercially reasonable efforts to comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of such stock exchange or market, as applicable.

7.5 Termination of Covenants. The provisions of Sections 7.2 through 7.3 shall terminate and be of no further force and effect on the date on which the Company's obligations under the New Financing Registration Rights Agreement to register or maintain the effectiveness of any registration covering the Registrable Securities (as such term is defined in the New Financing Registration Rights Agreement) shall terminate.

7.6 Removal of Legends. In connection with any sale or disposition of the Securities by an Investor pursuant to and in accordance with Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, the Company shall or, in the case of Common Stock, shall cause the transfer agent for the Common Stock (the "Transfer Agent") to issue replacement certificates representing the Securities sold or disposed of without restrictive legends. At any time when one or more of the Securities may be freely sold, the Company shall, or shall cause the Transfer Agent to, promptly cause the Investor's Securities to

3738762_19.DOC

-16-

be replaced with Securities which do not bear restrictive legends, and Conversion Shares subsequently issued upon the due conversion of the Notes and Warrant Shares subsequently issued upon due exercise of the Warrants shall not bear such restrictive legends provided such Securities may be freely sold or are covered by an effective Registration Statement.

7.7 Use of Proceeds. The Company shall use the net proceeds of the sale of the Notes and the Warrants as provided in Section 4.7.

7.8 Additional Issuance of Notes. Following the First Closing Date and prior to March 2, 2009, the Company may issue additional Notes with up to an aggregate principal amount of $1,500,000 and Warrants to purchase up to an aggregate of 3,461,538.46 shares of Common Stock to any doctor of veterinary medicine that is (a) employed by the Company or any of its Subsidiaries and (b) an "accredited investor" within the meaning of Regulation D promulgated by the Commission under the 1933 Act (the "Additional Investors"); provided, that simultaneous or prior to such issuance of additional Notes or sale of additional Warrants, each Additional Investor agrees, in a writing satisfactory to the Company, to be bound by the terms set forth in this Agreement as an "Investor"; provided, further that Galen and Camden will have the right to approve or deny (i) the participation of any prospective Additional Investor if such Additional Investor's investment would be greater than $50,000 and (ii) the issuance of additional Notes over the $1,500,000 aggregate principal amount to be issued to the Additional Investors.

7.9 Observation and Information Rights. For as long as (a) Galen continues to hold at least $500,000 principal amount of the Notes issued to Galen on the First Closing Date (or, upon the conversion thereof, an equivalent amount of Conversion Shares) and (b) Galen has not otherwise designated a member to the Board of Directors, Galen shall have the right to have one observer attend (or participate by telephone in) all meetings of the Board of Directors of the Company; provided, however, that Galen hereby agrees to cause such representative to hold in trust and confidence, and to act in a fiduciary manner with respect to, all information so provided; and provided further that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or access to the material portions of any meeting of the independent directors relating to matters directly concerning the Securities, except that such representative shall not be excluded from any meeting or access to information relating to (A) transactions involving proposed mergers and acquisitions, (B) transactions that could result in a Change of Control (as defined in the Notes) of the Company, or (C) any future financing. The Company shall pay the observer an advisory fee equal to 50% of the highest number of options or equity awards granted (including pursuant to the Company's 2008 Non-Employee Director Compensation Program) to any individual non-employee director as compensation for such director's service as if the observer were a director on the Company's Board of Directors; provided, however, in the event that Galen designates its representative to serve as a member on the Board of Directors (the date upon which such notice is given to the Company, the "Galen Director Designation Date"), then such representative shall be granted an amount of options and/or other equity awards equal to the difference between (x) the highest number of options and/or other equity awards issued to any non-employee director during the twelve-month period

3738762_19.DOC

-17-

prior to the Galen Director Designation Date and (y) the number of options and/or other equity awards actually received during such twelve-month period prior to the Galen Director Designation Date. The Company shall also pay the reasonable out-of-pocket expenses of such observer to attend such meetings. Such observer shall receive all reports, meeting materials, notices and other materials as and when provided to the members of the Board of Directors or any committee thereof in connection with a vote or such meetings of the Board of Directors or committees thereof. The Company will not, at any time, fill the vacant seat on the Board of Directors to which Galen is entitled to designate a successor unless Galen exercises its right to so designate a successor to fill such vacancy.

7.10 Stockholder Approval. The Company shall use commercially reasonable efforts to obtain, (i) on or before March 2, 2009, executed copies of voting agreements from the holders of shares of the Common Stock that control, as of the First Closing Date, at least a majority of the aggregate voting power of the Company, agreeing to vote for the authorization of the Company to issue the Conversion Shares and the Warrant Shares (in compliance with applicable Nasdaq rules) at the Company's next annual meeting, and (ii) on or before October 31, 2009, the approval of its stockholders of the issuance of the Securities in accordance with Nasdaq rules (the "Stockholder Approval").

7.11 Subordination of DVM Acquisition Notes. The Company shall use commercially reasonable efforts to obtain subordination agreements from certain holders of the DVM Acquisition Notes, on terms reasonably satisfactory to Galen and Camden, that would result in the effective subordination of such holders' DVM Acquisition Notes to the Notes.

7.12 Registration Rights. On or prior to February 2, 2009, the Company shall enter into a registration rights agreement (the "New Financing Registration Rights Agreement") in form reasonably satisfactory to Galen and Camden pursuant to which the Company will agree to register the Conversion Shares and Warrant Shares under the 1933 Act, upon demand of the Majority Holders at any time after March 31, 2010 on terms and conditions substantially similar to those set forth in the Amended and Restated Registration Rights Agreement, dated as of February 12, 2008, among the Company and the parties thereto (the "Merger Registration Rights Agreement"). The Investors hereby agree that (i) the Conversion Shares and Warrant Shares shall not be deemed "Registrable Securities" as such term is defined in the Merger Registration Rights Agreement, except in the case of a Piggy-Back Registration (as defined in the Merger Registration Rights Agreement) thereunder and (ii) not to request a Demand Registration (as defined in the Merger Registration Rights Agreement) under the Merger Registration Rights Agreement prior to March 31, 2010.

8. Majority Holder Representative and Collateral Agent.

8.1 Designation of Majority Holder Representative and Collateral Agent. Each Investor, by its execution and delivery of this Agreement (or a joinder instrument agreeing to be bound hereby), hereby designates and appoints Galen Partners IV, L.P., or its successor then serving in such capacity, (i) as Majority Holder Representative, and authorizes the Majority Holder Representative to take all actions required or permitted to be taken by the Majority Holder Representative in this Agreement, in the Notes and in the other Transaction Documents

3738762_19.DOC -18-

and (ii) as Collateral Agent, and authorizes the Collateral Agent to take all actions required or permitted to be taken by the Collateral Agent in the Security Documents. The Majority Holder Representative may resign, upon at least thirty (30) days' prior written notice to the Investors and the Company, provided that such resignation shall not be effective until a successor Majority Holder Representative (which shall be an Investor) shall have been appointed by the Majority Holders and shall have assumed its rights and obligations as such in a writing delivered to the Company and the Investors. The Collateral Agent shall be at all times the same person that is the Majority Holder Representative. Written notice of resignation by the Collateral Agent as Majority Holder Representative pursuant to this Agreement shall also constitute notice of resignation as the Collateral Agent under the Security Documents. Upon the acceptance of any appointment as the Majority Holder Representative by a successor Collateral Agent, that successor Majority Holder Representative shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Collateral Agent under the Security Documents. For purposes of this Section 8, the Majority Holder Representative and the Collateral Agent are referred to collectively as the "Agents".

Without limiting the generality of the foregoing, the Agents are hereby expressly authorized to execute any and all documents (including releases) with respect to the Collateral and the rights of the Secured Parties with respect thereto, as contemplated by and in accordance with the provisions of this Agreement and the Security Documents.

8.2 Absence of Fiduciary Relationship; Duties. Neither Agent shall have any duties or obligations except those expressly set forth in the Transaction Documents. Without limiting the generality of the foregoing, (a) neither Agent shall be subject to any fiduciary or other implied duties, regardless of whether an Event of Default (as defined in the Notes) has occurred and is continuing, (b) neither Agent shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that such Agent is instructed in writing to exercise by the Majority Holders, and (c) except as expressly set forth in the Transaction Documents, neither Agent shall have any duty to disclose, nor shall it be liable for the failure to disclose, any information relating to the Company or any of its Subsidiaries that is communicated to or obtained by the Administrative Agent and/or Collateral Agent or any of its Affiliates. Neither Agent shall be liable for any action taken or not taken by it with the consent or at the request of the Majority Holders or in the absence of its own gross negligence or willful misconduct, neither Agent shall be deemed to have knowledge of any Event of Default unless and until written notice thereof is given to such Agent by the Company and neither Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Transaction Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith or (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Transaction Document, (iv) the validity, enforceability, effectiveness or genuineness of any Transaction Document or any other agreement, instrument or document.

8.3 Reliance. Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the

3738762_19.DOC

-19-

proper person. Each Agent may also rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper person, and shall not incur any liability for relying thereon. Each Agent may consult with legal counsel (who may be counsel for the Company), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9. Miscellaneous.

9.1 Transfer and Exchange of Notes; Successors and Assigns.

(a) The Notes may be assigned or transferred in whole, or in part in increments of $100,000, as herein provided and subject to compliance with all applicable federal and state securities laws. The Company shall maintain a register (the "Register") for the recordation of the names and addresses of the Investors and the principal amounts of the Notes, which shall be numbered R-1 and upwards in order of issuance. The entries in the Register shall be conclusive and binding for all purposes, absent manifest error. The Notes may be assigned or transferred, whether in whole or in part, only by registration of such assignment or transfer on the Register. Upon surrender for registration of transfer of any Note at the Company's chief executive office, (i) duly endorsed by, or accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed by the registered owner or his attorney duly authorized in writing, and (ii) unless the assignee or transferee is already a party to this Agreement, accompanied by a joinder agreement satisfactory to the Company in which the assignee or transferee agrees to be bound by this Agreement, whereupon the Company shall execute and deliver in the name of the transferee or transferees a new Note or Notes for the principal amount so assigned, and in the case of partial assignments and transfers, shall issue a replacement Note to the transferor in the principal amount not so assigned or transferred. Notes may be exchanged at said office of the Company for a like aggregate principal amount of Notes in minimum denominations of $100,000. The Company shall execute and deliver Notes bearing numbers not contemporaneously then outstanding. The Company shall not be required to register the transfer of or exchange any Note during the period of fifteen days next preceding each June 30 and each December 31, nor during the period of fifteen days next preceding mailing of a notice of redemption of any Notes. As to any Note, the Person in whose name such Note shall be registered shall be deemed and regarded as the absolute owner thereof for all purposes, and payment of or on account of either principal of, or interest or premium on, any Note shall be made only to or upon the order of the registered owner thereof or his legal representative, but such registration may be changed as hereinabove provided. All such payments shall be valid and effectual to satisfy and discharge the liability upon such Note to the extent of the sum or sums so paid.

(b) This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investors, as applicable; provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its Securities in a transaction complying with the provisions of the Notes and applicable securities laws without the prior written consent of the Company or the other Investors. The provisions of this Agreement shall inure to the benefit of

3738762_19.DOC

-20-

and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.2 Counterparts; Faxes. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and transmitted via facsimile, or by portable document format via electronic mail, each of which shall be deemed an original.

9.3 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.4 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by telex or telecopier, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one Business Day after delivery to such carrier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days' advance written notice to the other party:

If to the Company:

Pet DRx Corporation
215 Centerview Drive, Suite 360
Brentwood, Tennessee 37027
Attention: General Counsel
Fax: (408) 521-2168

with a copy to:

Bryan Cave LLP
One Atlantic Center, Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA 30309-3488
Attention: Rick Miller
Fax: (404) 572-6999

If to the Investors:

3738762_19.DOC

-21-

to the addresses set forth on Schedule I, Schedule II and Schedule III attached hereto.

9.5 Expenses. The parties hereto shall pay their own costs and expenses in connection herewith, except that the Company shall pay the reasonable fees and expenses of Galen and Camden actually incurred up to an aggregate maximum of $100,000, regardless of whether the transactions contemplated hereby are consummated. Such expenses shall be paid upon demand and receipt by the Company of supporting documentation evidencing the expenses. The Company shall reimburse the Investors upon demand for the reasonable attorneys' fees for one law firm representing the Investors as a group, in connection with any amendment, modification or waiver of this Agreement or the other Transaction Documents. In the event that legal proceedings are commenced by any party to this Agreement against another party to this Agreement in connection with this Agreement or the other Transaction Documents, the party or parties which do not prevail in such proceedings shall severally, but not jointly, pay their pro rata share of the reasonable attorneys' fees and other reasonable out-of-pocket costs and expenses incurred by the prevailing party in such proceedings.

9.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Majority Holders. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Securities issued under this Agreement at the time outstanding, each future holder of all such Securities, and the Company.

9.7 Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Investors without the prior consent of the Company (in the case of a release or announcement by the Investors) or the Majority Holders (in the case of a release or announcement by the Company) (which consents shall not be unreasonably withheld), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Company or the Investors, as the case may be, shall allow the Investors or the Company, as applicable, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance. As soon as practicable but no later than four Business Days following the First Closing Date, the Company will publicly disclose the transactions contemplated hereby in a press release and, in connection therewith, will, no later than four Business Days following the First Closing Date, file with the Commission either a Current Report on Form 8-K or a Quarterly Report on Form 10-Q, to the extent permissible, which may attach as exhibits copies of the Transaction Documents.

9.8 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent

3738762_19.DOC

-22-

permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

9.9 Entire Agreement. This Agreement, including the Exhibits and the Disclosure Schedules, and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

9.10 Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

9.11 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to any law or principles that would make this choice of law provision invalid. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. **EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.**

9.12 Payment Set Aside. To the extent that the Company makes a payment or payments to any Investor pursuant to any Transaction Document or a Investor enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

9.13 Adjustments in Share Numbers and Prices. In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of

3738762_19.DOC

-23-

Common Stock), combination or other similar recapitalization or event occurring after the date hereof and prior to the First Closing, each reference in any Transaction Document to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

9.14 Independent Nature of Investors' Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The decision of each Investor to purchase Securities pursuant to the Transaction Documents has been made by such Investor independently of any other Investor. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Securities or enforcing its rights under the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that each of the Investors has been provided with the same Transaction Documents for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor.

[signature pages follow]

3738762_19.DOC

-24-

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

The Company: PET DRX CORPORATION

By:________________________
Name:
Title:

[Signature Page to Purchase Agreement]

SCHEDULE I

| Group A Investor | Purchase Price | Principal Amount of Notes | Number of Warrant Shares | Address |
|---|---|---|---|---|
| Galen Partners IV, L.P. | $1,850,170.75 | $1,850,170.75 | 4,269,624.81 | (1) |
| Galen Partners International IV, L.P. | $146,976.18 | $146,976.18 | 339,175.80 | (1) |
| Galen Employee Fund IV, L.P. | $2,853.07 | $2,853.07 | 6,584.01 | (1) |
| Camden Partners Strategic Fund III, L.P. | $960,100.00 | $960,100.00 | 2,215,615.38 | (2) |
| Camden Partners Strategic Fund III-A, L.P. | $39,900.00 | $39,900.00 | 92,076.92 | (2) |
| | | | | |
| **Total** | **$3,000,000** | **$3,000,000** | **6,923,076.92** | |

(1) Notices to each of Galen Partners IV, L.P., Galen Partners International IV, L.P. and Galen Employee Fund IV, L.P. should be sent to: 680 Washington Boulevard, 11th Floor, Stamford, CT 06901, or by fax: (203) 653-6499.

(2) Notices to each of Camden Partners Strategic Fund III, L.P. and Camden Strategic Fund III-A, L.P. should be sent to: 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202, or by fax: (410) 878-6850.

3738762_19.DOC

SCHEDULE II

[TO BE UPDATED AND DELIVERED
PURSUANT TO SECTION 6 OF THE PURCHASE AGREEMENT]

| Group B Investor | Purchase Price | Principal Amount of Notes | Number of Warrant Shares | Address |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| **Total** | **[Up to $2,000,000]** | **[Up to $2,000,000]** | **[Up to 4,615,384.62]** | |

3738762_19.DOC

SCHEDULE III

[TO BE UPDATED AND DELIVERED
PURSUANT TO SECTION 6 OF THE PURCHASE AGREEMENT]

| Group C Investor | Purchase Price | Principal Amount of Notes | Number of Warrant Shares | Address |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| **Total** | **[Up to $1,500,000]** | **[Up to $1,500,000]** | **[Up to 3,461,538.46]** | |

3738762_19.DOC